LAW OFFICES
JMS Law Group, PLLC
1000 Woodbury Road, Suite 110
Woodbury, NY 1797

TELEPHONE: (516) 422-6285 FACSIMILE: (516) 422-6286 E-MAIL: jstein@jmslg.com

February 16, 2011

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Solar Acquisition Corp.
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 19, 2010
Form 8-K/A filed January 25, 2011
File No. 1-34438

Dear Ms. Thompson:

As we discussed, this office represents the above referenced company and will be assisting the company in preparing its response to your letter dated January 31, 2011.  The company may be delayed in complying with your request in a timely fashion.  This shall confirm our agreement whereby you have granted the company an extension until March 1, 2011 to reply to your letter.

If you have any questions or additional requests please contact the undersigned at the number above.

 Very truly yours,

 /s/  Jeffrey M. Stein

  Cc: Peter Klamka